Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

November 3, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Greenspan and Lauren Hamilton

Re: RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-260203; 811-23166); Response to Examiner Comments on N-2

Dear Mr. Greenspan and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on October 28, 2021, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	Please explain why the lead-in to the fee table does not agree with the disclosure included in the Fund’s June 30, 2021 N-CSR. In the section of the N-CSR entitled “Summary of Updated Information Regarding the Fund – Use of Leverage,” the disclosure indicates that the principal amount of borrowings under the USB Facility was $21 million, representing approximately 8.54% of the Fund’s Managed Assets. The lead-in paragraph to the fee table indicates that this amount represents 6.55% of the Fund’s Managed Assets as of June 30, 2021. Please provide an explanation and ensure consistency going forward. Please further confirm that this does not change any of the assumptions or figures presented in the fee table, or to the extent the assumptions do change, please provide updated figures in correspondence.

As noted in the Fund’s N-CSR, the Fund’s issuance of preferred shares is not treated as leverage for financial reporting purposes and was not included in the calculation of Managed Assets for the leverage disclosure presented in the Fund's June 30, 2021 N-CSR. Adjustments were made during the Fund’s June 30, 2021 audit, which adjusted net assets from the June 30, 2021 net asset value. The Fund confirms that the Revised Registration Statement has been updated to reflect that the USB Facility represents approximately 6.87% of Managed Assets and that the change has no impact on the fee table.

2.	Please explain why the preferred shares outstanding are not included in the senior securities table in accordance with Form N-2, Item 4.3. Please revise the table and provide the updated table in correspondence. Please further confirm how the calculations for asset coverage are performed in accordance with Section 18(h) of the Investment Company Act of 1940, as amended, and revise such calculations as appropriate. Additionally, as it relates to the preferred stock, please revise the table to follow Form N-2, Item 4.3, Instructions 2 and 4.

The Fund confirms that the Revised Registration Statement will include the updated senior securities table included below. The Fund further confirms that the asset coverage calculations in the updated table below have been performed in accordance with Section 18(h) and has revised the table to follow Form N-2, Item 4.3, Instructions 2 and 4.

Senior Securities Representing Indebtedness

Period/Fiscal Year Ended	Senior Securities	Average Amount Outstanding	Asset Coverage	Involuntary Liquidating Preference per Unit	Average Market Value Per Unit (4)
June 30, 2021	Credit Facility	$21,000,000(1)	$14,563(2)	$--	$--
	Series A Cumulative Preferred Stock	$60,000,000	$119(3)(5)	$25.00	$24.44(5)
June 30, 2020	Credit Facility	$65,500,000(1)	$4,046(2)	$--	$--
June 30, 2019	Credit Facility	$73,500,000(1)	$3,711(2)	$--	$--
June 30, 2018	Credit Facility	$73,500,000(1)	$3,811(2)	$--	$--
June 30, 2017 (6)	Credit Facility	$71,500,000(1)	$4,090(2)	$--	$--

(1)	Average amount outstanding represents the principal amount owed by the Fund to lenders under credit facility arrangements in place at the time. Average amount outstanding represents the principal amount owed by the Fund to lenders under credit facility arrangements in place at the time.
(2)	The asset coverage ratio for the Credit Facility is calculated by subtracting the Fund's total liabilities and indebtedness not represented by senior securities from the Fund's total assets, dividing the result by the aggregate amount of the Fund's senior securities representing indebtedness then outstanding, and then multiplying by $1,000.
(3)	The asset coverage ratio for a class of senior securities representing stock is calculated as the Fund's total assets, less all liabilities and indebtedness not represented by the Fund's senior securities, divided by secured senior securities representing indebtedness plus the aggregate of the involuntary liquidation preference of secured senior securities which are stock. With respect to the Preferred Stock, the asset coverage per unit figure is expressed in terms of dollar amounts per share of outstanding Preferred Stock (based on a liquidation preference of $25).
(4)	Represents the average of the daily closing market price per share as reported on the NYSE during the respective period.
(5)	Unaudited.
(6)	For the period September 28, 2016, commencement of operations, to June 30, 2017.

REGISTRATION STATEMENT

3.	Pursuant to Rule 483 under the Securities Act of 1933, as amended, the Fund’s powers of attorney need to be more current and specific to the registration statement.

The Fund confirms that updated powers of attorney will be filed as exhibits to the Revised Registration Statement.

4.	With respect to the LIBOR risk disclosure, please address how the transition may have an impact, if at all, on the market value of the Fund’s investments. Please tailor any principal risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including how the transition to any successor rate could impact the value of instruments that reference LIBOR.

The Fund confirms that the LIBOR risk disclosure will be updated in the Revised Registration Statement to include the following additional disclosure:

“The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the completion of the transition. All of the aforementioned may adversely affect the Fund’s performance or NAV.”

5.	Please provide additional disclosure about how the Fund is making decisions to invest in special purpose acquisition companies (“SPACs”). How does the Fund intend to obtain exposure to SPACs and what type of SPACs will the Fund invest in? Additionally, please explain what is contemplated by the Fund following a “de-SPAC” or business combination?

The Fund confirms that the following disclosure will be added to the Fund’s principal investment strategy in the Revised Registration Statement:

“The Fund anticipates that its SPAC investments will be primarily composed of: (i) units issued by SPACs comprised of common stock and warrants to purchase common stock; (ii) common stock issued by SPACs, including “founder” shares; and (iii) warrants to purchase common stock, including “founder” warrants. In addition, the Fund’s SPAC investments could also consist of debt instruments issued by SPACs; securities of other investment companies that primarily invest in SPACs; and securities of SPACs that have completed a business combination transaction with an operating company within the last two calendar years.

The Fund’s SPAC investments may be obtained (among other means) through initial public offerings (“IPOs”) of SPACs; secondary market transactions; private placements, including private investment in public equity (“PIPE”) transactions and investments in vehicles formed by SPAC sponsors to hold founder shares and founder warrants; and/or forward purchase agreements pursuant to which investors commit to purchasing a SPAC’s securities to the extent the SPAC requires additional funding at the time of a business combination. Through its investments in SPACs, the Fund will seek to (i) obtain attractive risk-adjusted investment returns, and (ii) derive value from buying and selling SPAC securities to take advantage of pricing discrepancies in the SPAC market (e.g., the difference between the price of a SPAC security and the pro rata value of the SPAC’s trust account).

The SPACs in which the Adviser may invest may focus on a broad range of industries and sectors and may generally pursue initial business combinations in any business, industry or geographic location, including outside of the United States. Certain SPACs may seek acquisitions only in limited industries or regions, which may increase the volatility of their securities’ prices.”

Additionally, the Fund confirms that it does not intend to own SPACs following a “de-SPAC.”

6.	With respect to the SPAC risk disclosure, to the extent a reclassification of warrants is necessary, please explain any related broader impacts on the Fund’s financial statements and consider whether there should be related risk disclosure regarding the impact of a reclassification of warrants as liabilities on the Fund’s financial statements.

The Fund confirms that it does not consider the impact of a reclassification of warrants on the Fund’s financial statements to be a significant risk of the Fund, particularly since the Fund does not intend to hold SPACs following a “de-SPAC,” and accordingly, no change has been made in the Revised Registration Statement.

7.	If applicable, please include risk disclose associated with any potential conflicts of interest related to sponsors, directors and officers with respect to SPACs.

The Fund confirms that the following additional risk disclosure related to SPACs will be included in the Revised Registration Statement:

“The officers and directors of a SPAC may operate multiple SPACs and could have conflicts of interest in determining to which SPAC a particular business opportunity should be presented. In such circumstances, there can be no assurance that a given business opportunity would be presented to the SPAC in which the Fund holds an investment.”

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams